WEIL, GOTSHAL & MANGES

81968-000: 07021022

February 9, 2007

SEC MAIL PROCESSING
RECEIVED
FEB 9 2007
WASH. D.C. 160 SECTION

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

Yours sincerely

Martin Sandgren

Enc

2/16

LO1:\627999\01\DGKF01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

YELL

8 February 2007

news release news release news release news release news release

Yell Group plc financial results for the nine months ended 31 December 2006

Good organic growth. Integration of acquisitions progressing as expected. On track to meet year end expectations.

- Revenue up 29.1% to £1,433.9 million; up 32.6% at constant exchange rate. Up 7.4% excluding acquisitions at constant exchange rate
- Adjusted EBITDA up 35.2% to £473.1 million; up 38.6% at constant exchange rate
- Adjusted profit after tax up 18.5% to £190.6 million
- Adjusted diluted earnings per share up 8.4% to 24.5 pence
- Operating cash flow up 13.8% to £387.0 million. Cash conversion 81.8% (2005 - 97.2%)

Statutory results (unaudited)	**Nine months ended 31 December 2005 £m**	**2006 £m**	**Change %**
Revenue	1,111.0	**1,433.9**	*29.1*
EBITDA *	350.6	**471.1**	*34.4*
Profit after tax and minority interests	147.3	**159.8**	*8.5*
Cash generated from operations	290.7	**419.0**	*44.1*
Diluted earnings per share (pence)	20.7	**20.6**	*(0.5)*

* EBITDA is reconciled to operating profit in note 3 to the financial information on page 16

John Condron, Chief Executive Officer, said:

"We have again delivered strong organic growth with particularly strong growth in our online channels.

"At the same time we have focused on developing our acquisitions for future growth. Integration is progressing as expected with new sales management in place at TransWestern and a good start at TPI, which has been renamed Yell Publicidad.

"In the UK, we are confident that the future relaxation of regulation will give us greater flexibility in the competitive print market."

John Davis, Chief Financial Officer, said:

"This nine month performance underpins our confidence that we are on track to meet year end expectations.

"Our organic revenue growth of more than 7% at a constant exchange rate, overall EBITDA margins of 33% and cash conversion of 82% together demonstrate the robust nature of our businesses in their dynamic markets. Underlying earnings per share, excluding the impact of issuing shares for the acquisition of TPI ahead of the acquisition itself and at a constant exchange rate, grew 13.2%."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk" in Yell Group plc's 31 March 2006 annual report for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Nine months ended 31 December 2005	2006	Change	Change at constant exchange rate (a)
	£m	£m	%	%
Revenue (b)	1,111.0	**1,433.9**	*29.1*	*32.6*
Adjusted EBITDA (b) (c)	350.0	**473.1**	*35.2*	*38.6*
Operating cash flow (b) (d)	340.1	**387.0**	*13.8*	*15.9*
Cash conversion (b) (e)	97.2%	**81.8%**		
Adjusted profit after tax and minority interests(f)	160.9	**190.6**	*18.5*	
Adjusted diluted earnings per share (pence) (f)	22.6	**24.5**	*8.4*	

(a) Change at constant exchange rate states the change in current period results compared with the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

(b) Revenue, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(c) Adjusted EBITDA in the nine months ended 31 December 2006 is stated before exceptional costs of £2.0 million arising from post acquisition restructuring of TPI operations. Adjusted EBITDA for the nine months ended 31 December 2005 is stated before exceptional costs of £4.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs.

(d) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(e) Operating cash flow as a percentage of adjusted EBITDA.

(f) Adjusted profit after tax and adjusted diluted earnings per share are stated before exceptional items and amortisation of acquired intangibles, all net of related tax. A reconciliation to the related statutory figures is presented in note 6 to the financial information.

REVIEW OF OPERATING PERFORMANCE

Revenue

Group revenue increased 29.1% to £1,433.9 million, or 32.6% at a constant exchange rate, from £1,111.0 million for the same period last year. Growth before acquisitions, mainly TransWestern and TPI, was 7.4% at a constant exchange rate.

UK operations

UK revenue increased 3.5% to £510.0 million driven entirely by a 62.5% increase in revenue by Yell.com.

Revenue from UK printed directories was 2.7% lower at £424.2 million, as the total number of unique print advertisers declined by 3.2% to 329,000 due to competition. This was partly offset by the 0.5% increase in average revenue per unique advertiser to £1,289. The effect of our regulatory undertaking of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.6%. Retention was stable at 75%.

Yell.com's revenue grew 62.5% to £68.1 million with growth of 13.8% in searchable advertisers at 31 December to 190,000. Unique users grew 28.3% compared with last December and we grew recognised revenue per average searchable advertiser 37.5%, mainly through up-sell of higher value products.

We reiterate our guidance for UK revenue growth during the current year of 3% driven entirely by Yell.com.

US operations

Total US revenue grew 13.9% to £704.5 million, or 20.2% at a constant exchange rate. The average exchange rate was approximately $1.87: £1.00 against $1.80: £1.00 in the same period last year.

Organic revenue growth contributed 10.5% to the total revenue growth of 20.2%.

In print, same market growth was 6.4% and contributed 5.9% to organic growth. In addition, launches contributed 2.9% to organic growth. Yellow Book increased unique advertisers by 39.4% to 520,000, the majority arising from the acquisition of TransWestern. Also reflecting the integration of TransWestern, average revenue per unique advertiser was flat at $2,460 and retention was slightly down at 70%.

Yellowbook.com revenue grew 61.3% to $47.1 million, contributing 1.7% to organic growth. Usage of 4.4 million unique visitors in December grew from 2.6 million in the previous December. Searchable advertisers grew 5.2% at 31 December 2006, to 385,000 and revenue per average searchable advertiser increased significantly from $70 to $121.

Revenue from directories publishing for the first time since acquisition, mainly TransWestern, contributed $126.6 million or 11.5% to the total revenue growth.

Revenue growth was reduced by 1.8% through the planned rescheduling of directories into later months resulting from the integration of TransWestern. We expect this to reverse in the final quarter.

TransWestern's integration is now progressing well with new sales management in place. While we continue to expect same market growth in the final quarter to be at similar levels to the third quarter, we reiterate our guidance for Yellow Book as a whole to achieve organic growth of 10% in the current year.

Spanish and Latin American operations

Following the acquisition on 31 July 2006 of Telefónica Publicidad e Información, S.A. (TPI), we have consolidated revenue of £219.4 million. The average exchange rate was approximately €1.48: £1.00 during the five months since acquisition.

The majority of TPI revenue came from printed directories in Spain, which included recognised revenue from 68 Paginas Amarillas classified directories. As expected, revenue in the third quarter represented approximately half of the revenue we anticipate recognising from TPI this year. Revenue from Paginas Amarillas classified directories grew 0.7% as expected on a like for like basis in the year since 31 December 2005.

Adjusted EBITDA

Group adjusted EBITDA increased by 35.2% to £473.1 million, or 38.6% at a constant exchange rate.

Adjusted EBITDA in the nine months ended 31 December 2006 is stated before exceptional costs of £2.0 million relating to the post-acquisition restructuring of TPI. Adjusted EBITDA for the same period last year is stated before an exceptional credit of £5.0 million from releasing an over-provision for IPO costs and exceptional costs of £4.4 million relating to the TransWestern acquisition.

The UK adjusted EBITDA growth of 2.4% to £180.8 million was slightly diluted by the planned, higher proportion of annual investment in the first nine months. The overall UK adjusted EBITDA margin was 35.5%, compared with 35.8% in the same period last year. We reiterate full year guidance of flat margins for the UK.

In the US, adjusted EBITDA grew 17.4% to £203.7 million, a 24.3% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 28.1% to 28.9% and we reiterate guidance for the year end of margin growth of one percentage point.

TPI adjusted EBITDA was £88.6 million in the period since acquisition and the margin was 40.4%, reflecting the heavy weighting of revenue in the third quarter, including the Barcelona and Madrid books. We expect consolidated EBITDA margins at the year end to be similar to the margins of 34% that TPI reported for the year ended 31 December 2005.

CASH FLOW AND NET DEBT

The Group converted 81.8% of adjusted EBITDA to cash, as compared with 97.2% last year, which had benefited from the timing of working capital improvements. Operating cash flow increased 13.8% to £387.0 million, or 15.9% at a constant exchange rate. We reiterate guidance for year end cash conversion of between 75% and 80%.

	Nine months ended 31 December	
	2005	**2006**
Unaudited	***£m***	***£m***
Adjusted EBITDA	350.0	**473.1**
Exceptional items	0.6	**(2.0)**
Working capital movements and non-cash charges	4.9	**(50.5)**
Pension deficit repair payment	(64.8)	**-**
Cash generated from operations (see page 13)	290.7	**420.6**
Cash payments of exceptional items	3.0	**1.4**
Pension deficit repair payment	64.8	**-**
Purchase of property, plant and equipment	(18.4)	**(35.0)**
Operating cash flow	340.1	**387.0**
Adjusted EBITDA	350.0	**473.1**
Cash conversion	97.2%	**81.8%**

The increase in net debt at 31 December 2006 to £3,633.1 million reflects the new debt acquired for the TPI acquisition. Net debt was 5.3 times adjusted EBITDA on a pro forma basis over the last twelve months. The movement in net debt for the nine months ended 31 December 2006 arose as follows:

	Net debt
Unaudited	***£m***
At 31 March 2006	**1,994.0**
Operating cash flow	(387.0)
Cash payments of exceptional items	1.4
Interest and tax payments, net of £46.7 million accreted interest settled by refinancing	209.8
Redemption premiums paid	22.1
Purchase of subsidiary undertakings, net of cash, plus debt acquired	2,185.7
Purchase of own shares	11.5
Proceeds of shares issued	(350.2)
Dividends paid	122.4
Finance costs increasing debt	7.0
Currency movements	(183.6)
At 31 December 2006	**3,633.1**

NET RESULTS

Adjusted profit after tax, and after £3.0 million attributable to minority interests in TPI earnings, was up 18.5% to £190.6 million.

Adjusted diluted earnings per share were up 8.4% to 24.5 pence. A reconciliation between statutory and adjusted figures is provided in note 6 to the financial information on page 18.

Adjusted taxation of £97.3 million represents an effective rate, as expected, of 33.4% on adjusted profit before tax as compared to 34.3% last year.

The effective tax rate on reported profit before tax benefited from a one-off exceptional tax credit of £45.5 million. Under IFRS we have to remeasure the value of deferred taxes at each balance sheet date by reference to enacted tax rates. The benefit in the period arose from remeasuring the value of net deferred tax credits established on acquisition of TPI by reference to the new legislation in Spain that lowered future statutory tax rates from 35% to 30%. This and other differences between reported taxation and adjusted taxation are explained in note 6 to the financial information on page 18.

The exceptional tax credit reduced the effective rate of tax on reported profit before tax to 6.8%, as compared with 33.2% last year. Reconciliations of reported taxation to what taxation would have been at a 30% standard rate of tax are set out in note 4 to the financial information on page 17.

UK REGULATION

The Competition Commission published its Final Report on the market for Classified Directory Advertising Services on 21 December 2006.

While we continue to believe that no regulation is needed, the Final Report recognised the highly competitive nature of the UK classified directories' market and Yell accepted the remedies. These included the replacement of RPI-6% with RPI-0% from April 2008 and measures increasing our marketing flexibility.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

KEY PERFORMANCE INDICATORS

Unaudited	Nine months ended 31 December		
	2005	2006	Change %
UK			
Printed directories			
Unique advertisers (thousands) [a]	340	**329**	*(3.2)*
Directory editions published	76	**76**	
Unique advertiser retention rate (%) [b]	75	**75**	
Revenue per unique advertiser (£)	1,282	**1,289**	*0.5*
Internet			
Searchable advertisers at 31 December (thousands) [c]	167	**190**	*13.8*
Searches for December (millions)	21	**24**	*14.3*
Unique users for December (millions) [d]	4.6	**5.9**	*28.3*
Revenue per average searchable advertiser (£) [e]	272	**374**	*37.5*
US			
Printed directories			
Unique advertisers (thousands) [a] [f] [g]	373	**520**	*39.4*
Directory editions published [g]	419	**658**	
Unique advertiser retention rate (%) [b] [f] [g]	71	**70**	
Revenue per unique advertiser ($) [g] [h]	2,460	**2,460**	-
Internet			
Searchable advertisers at 31 December (thousands)[i]	366	**385**	*5.2*
Unique visitors for December (millions) [j]	2.6	**4.4**	*69.2*
Revenue per average searchable advertiser ($) [e] [i]	70	**121**	*72.9*
Spain [k]			
Paginas Amarillas classified directories			
Unique advertisers (thousands) [a]		**127**	
Directory editions published		**68**	
Unique advertiser retention rate (%) [b]		**84**	
Revenue per unique advertiser (€)		**1,093**	

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(d) The number of unique users who have visited Yell.com once or more often in the indicated month. Unique users are measured according to independently established industry standard measures.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the nine month period by the average number of searchable advertisers in that period. (Yell.com December 2006 - 182,000; December 2005 - 154,000). Yellowbook.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the nine month period by the average number of searchable advertisers in that period. (Yellowbook.com December 2006 - 388,000; December 2005 - 332,000).

(f) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to an overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2005 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(g) The 2005 figures relate only to Yellow Book and do not include TransWestern. The 2006 combined figures are presented after eliminating duplicate advertisers. Results for TransWestern for the same period in 2005 were: unique advertisers - 80,000; directories published - 128; revenue per unique advertiser - $2,037; retention - 69%.

(h) The figure for the prior year has been restated to exclude internet revenues previously included in the calculation.

(i) Searchable advertisers appearing on the Yellowbook.com website and advertisers appearing on Worldpages.com, acquired with TransWestern. As a result of improvements to our systems, we are better able to eliminate duplicate online accounts.

(j) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern. In the nine months ended 31 December 2006 we changed our data provider; we have not adjusted the previously reported figure for the nine months ended 31 December 2005.

(k) Figures given for TPI in Spain refer only to the period since acquisition, i.e. 1 August 2006 to 31 December 2006. They are not comparable to figures previously reported by Telefónica Publicidad e Información S.A.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Nine months ended 31 December 2005	2006
		£m	***£m***
Revenue	2	1,111.0	**1,433.9**
Cost of sales		(512.0)	**(632.4)**
Gross profit		599.0	**801.5**
Distribution costs		(33.2)	**(48.7)**
Administrative expenses		(249.8)	**(386.0)**
Operating profit	3	316.0	**366.8**
Finance costs		(97.1)	**(198.3)**
Finance income		1.7	**6.8**
Net finance costs		(95.4)	**(191.5)**
Profit before taxation		220.6	**175.3**
Taxation	4	(73.3)	**(11.9)**
Profit for the financial period		147.3	**163.4**
Attributable to:			
Minority interests		-	**3.6**
Equity shareholders of the group		147.3	**159.8**
	12	147.3	**163.4**
		(in pence)	***(in pence)***
Basic earnings per share	6	20.9	**20.8**
Diluted earnings per share	6	20.7	**20.6**
		£m	***£m***
Declared and paid interim ordinary dividend of 5.7 pence per share (2005 – 5.1 pence)	5	35.6	**43.9**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Notes	Nine months ended 31 December	
		2005	2006
		£m	*£m*
Profit for the financial period		147.3	**163.4**
Exchange differences on translation of foreign operations		54.9	**(75.8)**
Actuarial (losses) gains on defined benefit pension schemes	11	(22.0)	**7.5**
Change in fair value of financial instruments used as hedges		6.5	**3.3**
Tax effect of net expenses not recognised in the income statement		4.5	**3.7**
Tax on share based payments		0.7	**4.3**
Net income (expense) not recognised in the income statement		44.6	**(57.0)**
Total recognised income for the period		191.9	**106.4**
Adoption of IAS32/39 - Initial recognition of financial instruments used as hedges		(2.9)	**-**
Adoption of IAS32/39 – Tax effect of initial recognition of financial instruments used as hedges		1.0	**-**
		190.0	**106.4**
Attributable to:			
Minority interests		-	**3.0**
Equity shareholders of the group		190.0	**103.4**
		190.0	**106.4**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2006	At 31 December 2006
		£m	£m
Non-current assets			
Goodwill		2,486.0	**3,630.9**
Other intangible assets		200.3	**1,248.0**
Property, plant and equipment		53.8	**92.6**
Deferred tax assets	7	139.6	**153.1**
Investment and other assets		5.0	**10.2**
Total non-current assets		2,884.7	**5,134.8**
Current assets			
Inventories		6.7	**20.0**
Directories in development		226.0	**304.2**
Trade and other receivables	8	586.3	**866.2**
Cash and cash equivalents		28.5	**61.3**
Total current assets		847.5	**1,251.7**
Current liabilities			
Loans and other borrowings	9	(292.9)	**(132.8)**
UK corporation and foreign income tax		(58.5)	**(54.3)**
Trade and other payables	10	(374.7)	**(641.1)**
Total current liabilities		(726.1)	**(828.2)**
Net current assets		121.4	**423.5**
Non-current liabilities			
Loans and other borrowings	9	(1,729.6)	**(3,561.6)**
Deferred tax liabilities	7	(130.8)	**(493.8)**
Retirement benefit obligations	11	(39.9)	**(33.8)**
Total non-current liabilities		(1,900.3)	**(4,089.2)**
Net assets		1,105.8	**1,469.1**
Capital and reserves attributable to equity shareholders			
Share capital	12	1,192.3	**1,186.9**
Other reserves	12	(103.7)	**(161.8)**
Retained earnings	12	17.2	**398.7**
		1,105.8	**1,423.8**
Minority interests	12	-	**45.3**
Total equity		1,105.8	**1,469.1**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Nine months ended 31 December 2005	2006
		£m	£m
Net cash inflow from operating activities			
Cash generated from operations		290.7	**420.6**
Interest paid		(66.4)	**(204.0)**
Interest received		1.7	**6.8**
Redemption premium paid		-	**(22.1)**
Net income tax paid		(14.2)	**(59.3)**
Net cash inflow from operating activities		211.8	**142.0**
Cash flows from investing activities			
Purchase of property, plant and equipment	13	(18.4)	**(35.0)**
Purchase of subsidiary undertakings	14	(920.5)	**(2,025.5)**
Net cash outflow from investing activities		(938.9)	**(2,060.5)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		0.2	**350.2**
Purchase of own shares		(9.7)	**(11.5)**
Net new borrowings (payments) on revolving credit facility		268.8	**(211.1)**
Acquisition of new loans		1,440.6	**3,841.5**
Repayment of borrowings		(883.9)	**(1,827.8)**
Financing fees paid		(13.3)	**(64.8)**
Dividends paid to Company's shareholders		(94.5)	**(122.4)**
Net cash inflow from financing activities		708.2	**1,954.1**
Net (decrease) increase in cash and cash equivalents		(18.9)	**35.6**
Cash and cash equivalents at beginning of the period		55.5	**28.5**
Exchange gains (losses) on cash and cash equivalents		1.9	**(2.8)**
Cash and cash equivalents at end of the period		38.5	**61.3**
Cash generated from operations			
Profit for the period		147.3	**163.4**
Adjustments for:			
Tax		73.3	**11.9**
Finance income		(1.7)	**(6.8)**
Finance costs		97.1	**198.3**
Depreciation of property, plant and equipment and amortisation of software costs		17.4	**27.0**
Amortisation of other acquired intangible assets		17.2	**77.3**
Changes in working capital:			
Inventories and directories in development		(29.2)	**(51.6)**
Trade and other receivables		2.2	**(42.9)**
Trade and other payables		26.0	**32.7**
Pension deficit repair		(64.8)	**-**
Share based payments and other		5.9	**11.3**
Cash generated from operations		290.7	**420.6**

See notes to the financial information for additional details.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom, the United States, Spain, and certain countries in Latin America.

This unaudited financial information for the nine months to 31 December 2006 has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") as set out in our annual report for the year ended 31 March 2006, and in accordance with the Listing Rules of the Financial Services Authority.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2006 annual report published in June 2006, which includes the audited consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2006.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

2. Revenue

	Nine months ended 31 December		Change
	2005	2006	%
	£m	£m	
UK printed directories	436.1	**424.2**	*(2.7)*
Other products and services	56.5	**85.8**	
Total UK revenue	492.6	**510.0**	*3.5*
US revenue at constant exchange rate [a]	618.4	**743.5**	*20.2*
Exchange impact [a]	-	**(39.0)**	
Total US revenue	618.4	**704.5**	*13.9*
Spanish and Latin American revenue	-	**219.4**	
Group revenue	1,111.0	**1,433.9**	*29.1*

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current period exchange rates.

See note 14 for an analysis of the effect of acquisitions on our results.

3. Operating profit and EBITDA information

Adjusted EBITDA by geographic segment

	Nine months ended 31 December		Change
	2005	2006	%
	£m	£m	
UK printed directories	155.0	**149.0**	*(3.9)*
Other products and services	21.5	**31.8**	
Total UK operations	176.5	**180.8**	*2.4*
US operations at constant exchange rate [a]	173.5	**215.7**	*24.3*
Exchange impact [a]	-	**(12.0)**	
Total US operations	173.5	**203.7**	*17.4*
Spanish and Latin American operations	-	**88.6**	
Group adjusted EBITDA	350.0	**473.1**	*35.2*

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current period exchange rates.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA [a]

	Nine months ended 31 December		
	2005	2006	Change
UK operations	*£m*	*£m*	*%*
Operating profit	173.2	**170.6**	
Depreciation and amortisation in admin expenses	8.3	**10.2**	
UK operations EBITDA	181.5	**180.8**	*(0.4)*
Exceptional items	(5.0)	-	
UK operations adjusted EBITDA	176.5	**180.8**	*2.4*
UK operations adjusted EBITDA margin	35.8%	**35.5%**	
US operations			
Operating profit	142.8	**167.3**	
Depreciation and amortisation in admin expenses	26.3	**36.4**	
US operations EBITDA	169.1	**203.7**	*20.5*
Exceptional items	4.4	-	
Exchange impact [b]	-	**12.0**	
US operations adjusted EBITDA at constant exchange rate [b]	173.5	**215.7**	*24.3*
Exchange impact [b]	-	**(12.0)**	
US operations adjusted EBITDA	173.5	**203.7**	*17.4*
US operations adjusted EBITDA margin	28.1%	**28.9%**	
Spanish and LatAm operations			
Operating profit		**28.9**	
Depreciation and amortisation in admin expenses		**57.7**	
Spanish and LatAm operations EBITDA		**86.6**	
Exceptional items		**2.0**	
Spanish and LatAm operations adjusted EBITDA		**88.6**	
Spanish and LatAm operations adjusted EBITDA margin		**40.4%**	
Group			
Operating profit	316.0	**366.8**	
Depreciation and amortisation in admin expenses	34.6	**104.3**	
Group EBITDA	350.6	**471.1**	*34.4*
Exceptional items	(0.6)	**2.0**	
Exchange impact [b]	-	**12.0**	
Group adjusted EBITDA at constant exchange rate [b]	350.0	**485.1**	*38.6*
Exchange impact [b]	-	**(12.0)**	
Group adjusted EBITDA	350.0	**473.1**	*35.2*
Group adjusted EBITDA margin	31.5%	**33.0%**	

(a) EBITDA is one of the key financial measures that we use to assess growth and operational efficiencies in the business.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

4. Taxation

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the nine month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Nine months ended 31 December	
	2005	2006
	£m	£m
Profit before tax multiplied by the standard rate of corporation tax in the United Kingdom (30%)	66.2	**52.6**
Effects of:		
Differing tax rates on overseas earnings	11.9	**6.1**
Changes in tax rates in Spain	-	**(45.5)**
Other	(4.8)	**(1.3)**
Tax charge on profit before tax	73.3	**11.9**
Current tax	44.6	**56.7**
Deferred tax	28.7	**(44.8)**
Tax charge on profit before tax	73.3	**11.9**

5. Dividends paid

The final dividend for the 2006 financial year of 10.2 pence per share (2005 - 8.4 pence per share) was paid on 25 August 2006 and amounted to £78.5 million (2005 - £58.9 million). The interim dividend of 5.7 pence per share (2005 – 5.1 pence per share) was paid on 15 December 2006 and amounted to £43.9 million (2005 - £35.6 million).

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

	Actual	Exceptional items	Amortisation of acquired intangibles	Adjusted
Nine months ended 31 December 2006				
EBITDA (£m)	**471.1**	**2.0**	**-**	**473.1**
Depreciation and amortisation (£m)	**(104.3)**	**-**	**77.3**	**(27.0)**
Net finance costs (£m)	**(191.5)**	**36.3**	**-**	**(155.2)**
Group profit before tax (£m)	**175.3**	**38.3**	**77.3**	**290.9**
Taxation (£m)	**(11.9)**	**(57.6)**	**(27.8)**	**(97.3)**
Group profit after tax (£m)	**163.4**	**(19.3)**	**49.5**	**193.6**
Minority interests (£m)	**(3.6)**	**2.6**	**(2.0)**	**(3.0)**
Group profit after tax and minority interests (£m)	**159.8**	**(16.7)**	**47.5**	**190.6**
Weighted average number of issued ordinary shares (millions)	**768.9**			**768.9**
Basic earnings per share (pence)	**20.8**			**24.8**
Effect of share options (pence)	**(0.2)**			**(0.3)**
Diluted earnings per share (pence)	**20.6**			**24.5**
Nine months ended 31 December 2005				
EBITDA (£m)	350.6	(0.6)	-	350.0
Depreciation and amortisation (£m)	(34.6)	-	17.2	(17.4)
Net finance costs (£m)	(95.4)	7.8	-	(87.6)
Group profit before tax (£m)	220.6	7.2	17.2	245.0
Taxation (£m)	(73.3)	(4.2)	(6.6)	(84.1)
Group profit after tax (£m)	147.3	3.0	10.6	160.9
Weighted average number of issued ordinary shares (millions)	704.7			704.7
Basic earnings per share (pence)	20.9			22.8
Effect of share options (pence)	(0.2)			(0.2)
Diluted earnings per share (pence)	20.7			22.6

Exceptional costs of £2.0 million for the nine months ended 31 December 2006 are post-acquisition restructuring costs related to the TPI acquisition. The exceptional finance costs for the nine months ended 31 December 2006 comprise £13.8 million for accelerated amortisation of deferred financing fees and £22.5 million premium on the redemption of our Notes, which were refinanced prior to the TPI acquisition. The exceptional taxation benefit comprises £0.7 million related to post-acquisition restructuring costs, £11.4 million related to exceptional finance costs and a £45.5 million exceptional tax credit from remeasuring deferred taxes in Spain at the lower tax rates enacted in November 2006. Exceptional items of £0.6 million in the prior year include restructuring and other costs of £4.4 million arising from the TransWestern acquisition, and a credit of £5.0 million arising from the release of a provision for IPO costs in the UK. Exceptional finance costs in the prior year relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

7. Deferred tax assets and liabilities

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2006	At 31 December 2006
	£m	£m
Tax effect of timing differences due to:		
Bad debt provisions	38.3	**46.5**
Defined benefit pension scheme	26.6	**21.7**
Other allowances and accrued expenses	20.4	**21.2**
Share options	15.9	**17.7**
Recognition of revenues and expenses	-	**13.2**
Depreciation	6.9	**6.9**
Recognised tax net operating losses	20.5	**1.3**
Other	11.0	**24.6**
Recognised deferred tax assets	139.6	**153.1**

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2006	At 31 December 2006
	£m	£m
Tax effect of timing differences due to:		
Intangible assets	-	**333.3**
Amortisation	76.1	**79.3**
Directories in development	32.9	**31.7**
Recognition of revenues and expenses	-	**10.3**
Financial instruments	3.3	**5.0**
Foreign investments	-	**4.6**
Goodwill	-	**3.8**
Other and deferred costs	18.5	**25.8**
Recognised deferred tax liabilities	130.8	**493.8**

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

8. Trade and other receivables

	At 31 March 2006	At 31 December 2006
	£m	£m
Net trade receivables [a]	555.5	**761.9**
Other receivables	19.0	**48.2**
Accrued income [a]	1.4	**41.0**
Prepayments	10.4	**15.1**
Total trade and other receivables	586.3	**866.2**

[a] The Group's trade receivables and accrued income are stated after deducting a provision of £220.5 million at 31 December 2006 (31 March 2006 - £157.8 million).

9. Loans and other borrowings and net debt

	At 31 March 2006 [a]	At 31 December 2006 [a]
	£m	£m
Amounts falling due within one year		
Term loans under credit facilities	50.1	**101.8**
Revolving loan under senior credit facilities	242.2	**30.0**
Net obligations under finance leases	0.6	**1.0**
Total amounts falling due within one year	292.9	**132.8**
Amounts falling due after more than one year		
Credit facilities	1,390.6	**3,561.6**
Senior notes:		
Senior sterling notes	161.8	-
Senior dollar notes	74.4	-
Senior discount dollar notes	102.8	-
Total amounts falling due after more than one year	1,729.6	**3,561.6**
Net loans and other borrowings	2,022.5	**3,694.4**
Cash and cash equivalents	(28.5)	**(61.3)**
Net debt at end of period	1,994.0	**3,633.1**

[a] Balances are shown net of deferred financing fees of £50.4 million at 31 December 2006 (31 March 2006 - £10.8 million).

10. Trade and other payables

	At 31 March 2006	At 31 December 2006
	£m	£m
Trade payables	32.9	**70.0**
Other taxation and social security	17.3	**14.3**
Accruals and other payables	163.3	**245.7**
Deferred income	161.2	**311.1**
Total trade and other payables falling due within one year	374.7	**641.1**

11. Retirement benefit obligations

The £6.1 million decrease in retirement benefit obligations from £39.9 million at the year end to £33.8 million at 31 December 2006 is largely the result of actuarial gains of £7.5 million that arose in the nine months due to an increase in asset values and real interest rates, offset by total charges in excess of cash contributions.

12. Statement of changes in equity

	Attributable to equity shareholders				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	£m	£m	£m	£m	£m
Balance at 31 March 2006	1,192.3	(103.7)	17.2	-	1,105.8
Profit on ordinary activities after taxation	-	-	**159.8**	**3.6**	**163.4**
Net (expense) income recognised directly in equity	-	**(56.4)**	-	**(0.6)**	**(57.0)**
Total recognised (expense) income for the period	-	**(56.4)**	**159.8**	**3.0**	**106.4**
Share placement and capital restructuring	**0.7**	-	**344.1**	-	**344.8**
Value of services provided in return for share based payments	-	11.3	-	-	11.3
Ordinary share capital issued to employees	**5.4**	-	-	-	**5.4**
Own shares purchased by ESOP trust [(a)]	**(11.5)**	-	-	-	**(11.5)**
Capital duty paid on TPI acquisition	-	**(13.0)**	-	-	**(13.0)**
Minority interest arising on purchase of subsidiary	-	-	-	42.3	42.3
Dividends paid	-	-	(122.4)	-	(122.4)
	(5.4)	(58.1)	381.5	45.3	363.3
Balance at 31 December 2006	1,186.9	(161.8)	398.7	45.3	1,469.1

(a) Purchase of shares held in an ESOP trust for employees.

Cumulative foreign currency losses attributable to equity shareholders at 31 December 2006 are £143.6 million (31 March 2006 - £68.4 million).

13. Capital Expenditure

Capital expenditure on property, plant and equipment in the nine months to 31 December 2006 and 2005 was £35.0 million and £18.4 million, respectively. Proceeds on the sale of property, plant and equipment were £nil in the same periods.

Capital expenditure committed at 31 December 2006 and 2005 was £4.0 million and £3.4 million, respectively.

14. Acquisitions

Nine months ended 31 December 2006

In the nine months to 31 December 2006, the Yell Group paid £2,025.5 million for acquisitions. The largest acquisition was that of 94.25% of the share capital of Telefónica Publicidad e Información, S.A. ("TPI") on 31 July 2006 (which we have renamed Yell Publicidad, S.A.), for €2,939.8 million (£2,010.3 million). The purchase price of TPI was provisionally allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Provisional fair value
	£m	£m	£m
Non current assets			
Other intangible assets	109.4	1,028.7	1;138.1
Property, plant and equipment	24.7	14.8	39.5
Deferred tax assets	30.8	-	30.8
Total non current assets	164.9	1043.5	1,208.4
Current assets			
Directories in development	48.0	34.9	82.9
Trade and other receivables	292.2	-	292.2
Cash and cash equivalents	16.8	-	16.8
Total current assets	357.0	34.9	391.9
Current liabilities			
Loans and other borrowings	(90.0)	-	(90.0)
Corporation tax	(12.8)	-	(12.8)
Trade and other payables	(251.9)	-	(251.9)
Total current liabilities	(354.7)	-	(354.7)
Total assets less current liabilities	167.2	1,078.4	1,245.6
Non-current liabilities			
Loans and other borrowings	(70.2)	-	(70.2)
Deferred tax liabilities	(29.1)	(403.7)	(432.8)
Other non current liabilities	(6.4)	-	(6.4)
Identifiable net assets	61.5	674.7	736.2
Minority interests			(42.3)
Share of net assets acquired			693.9
Goodwill			1,316.4
Total cost			2,010.3

Non-current intangible assets totalling €1,664.4 million (£1,138.1 million) comprise €1,130.7 million (£773.2 million) of brand names, €408.4 million (£279.3 million) of customer lists, and €125.3 million (£85.6 million) allocated between software, contracts, and non-compete agreements. Directories in development comprise all current intangible assets, including customer commitments and a customer database. Goodwill of €1,925.0 million (£1,316.4 million) is attributable to the future synergies expected, the workforce acquired and future growth of the business.

14. Acquisitions (continued)

The acquisition of TPI was financed by debt acquired of £1,634.0 million, proceeds from the share placement of £344.8 million, and operating cash of £31.5 million.

The consolidated financial information of the Yell Group consolidates the financial results of TPI for the five months ended 31 December 2006. If the acquisition of TPI had occurred on 1 April 2006, we estimate that the pro forma group revenue to 31 December 2006 would have been £1,565.6 million and group adjusted EBITDA would have been £504.3 million.

We also made other acquisitions in the nine months that are not considered material for separate presentation. We paid cash of $19.8 million (£12.8 million) to acquire operations with net liabilities of $5.5 million (£3.4 million) before the fair value adjustments to record goodwill of $20.2 million (£13.0 million) and other intangible assets of $5.1 million (£3.2 million). These acquisitions have contributed $24.3 million of revenue in the period from the dates of acquisition to 31 December 2006.

A reconciliation of cash paid on acquisitions, including a deferred payment of $11.9 million (£6.2 million) for the acquisition of TransWestern Publishing (TWP), to the cash flow on page 13 is as follows:

	Nine months ended 31 December 2006
	£m
Total cost of acquisitions	**2,023.1**
Less cash acquired	**(16.8)**
Capital duties paid (a)	**13.0**
Deferred payment for TWP	**6.2**
Net cash outflow in period	**2,025.5**

(a) Capital duties paid on the acquisition of TPI and recorded in equity; see note 12 to the financial information.

14. Acquisitions (continued)

Nine months ended 31 December 2005

In the nine months to 31 December 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,629.3 million (£920.5 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Debt and other liabilities extinguished	Provisional fair value
	£m	£m	£m	£m
Non current assets				
Other intangible assets	84.9	111.8	-	196.7
Property, plant and equipment	2.7	(0.1)	-	2.6
Deferred tax assets	31.8	0.2	-	32.0
Total non current assets	119.4	111.9	-	231.3
Current assets				
Directories in development	26.2	-	-	26.2
Trade and other receivables	53.6	(0.6)	-	53.0
Cash and cash equivalents	1.1	-	-	1.1
Total current assets	80.9	(0.6)	-	80.3
Current liabilities				
Loans and other borrowings	(3.6)	-	3.6	-
Corporation Tax	(0.7)	-	-	(0.7)
Trade and other payables	(88.6)	-	27.7	(60.9)
Total current liabilities	(92.9)	-	31.3	(61.6)
Total assets less current liabilities	107.4	111.3	31.3	250.0
Non-current liabilities				
Loans and other borrowings	(386.3)	-	386.3	-
Deferred tax liabilities	(4.0)	(17.3)	-	(21.3)
Identifiable net (liabilities) assets	(282.9)	94.0	417.6	228.7
Goodwill				681.2
Total cost				909.9

Goodwill of £681.2 million is attributable to future synergies expected, the workforce acquired and future growth of the business.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

14. Acquisitions (continued)

We also made other acquisitions in the nine months ended 31 December 2005 that were not considered material for presentation in the above table. We paid cash of $34.0 million (£19.2 million) to acquire net assets with a fair value totalling $2.2 million (£1.3 million) giving rise to additional goodwill of $24.3 million (£13.7 million) and other intangible assets of $7.5 million (£4.2 million).

15. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2006, Yell published 113 directories in the United Kingdom and 835 in the United States. In the United Kingdom, where it is a leading player in the classified advertising market, it served 462,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 622,000 unique advertisers.

Yell's principal brands include: in the United Kingdom, Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7; in the United States Yellow Book and Yellowbook.com; and in Spain, Paginas Amarillas and PaginasAmarillas.es. All these brands are trade marks.

END